

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

Jarnes Khorozian
President
Charlie GPS Inc.
101 Ridge Rd
North Arlington, NJ 07031

> **Re:** **Charlie GPS Inc.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2011**
> **File No. 333-172685**

Dear Mr. Khorozian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please provide information required by Item 201 of Regulation S-K or advise.

3. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

4. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Registration Statement Cover Page

5. Please revise to remove on the cover page, under the company's name, the designation as small business issuer. Please refer to Form S-1 for the language to use instead of the small business issuer language.

6. Please revise to specify what section of Rule 457 of the Securities Act of 1933 you relied on.

Prospectus Cover Page

7. Please limit the cover page to Item 501 information under Regulation S-K. For instance, please remove the paragraph following the chart containing the offering price per share.

8. We note your disclosure that the shares will be offered for a period of one hundred and eighty (180) days from the effective date and that at your discretion you may extend the offer up to an additional two years from the date this offering is declared effective. Please revise to clarify if there will be any extensions and the duration of the extension.

9. Please tell us why you are limiting the distribution of securities to friends, family members and business acquaintances.

Prospectus Summary, page 5

10. Please delete the following statement: "The following summary is not complete and does not contain all of the information that may be important to you."

11. We note your disclosure that Shenzhen Tianling Electronics Technology Co. Ltd. agreed to sell you GPS units at $60 per unit. Please advise us whether you have a written agreement with Shenzhen Tianling Electronics Technology Co. Ltd. and if so, file it as an exhibit to your registration statement. In this regard, we also note your disclosure on page 15 that you have "researched GPS manufacturers and negotiated price and conditions with them."

12. We note your disclosure that in the twelve months period following the effectiveness of the registration statement you plan on selling 150 GPS units. Please provide the basis for you belief or delete this statement.

<u>The Offering, page 5</u>

<u>Duration, page 5</u>

13. We note your disclosure that the offering will be for 180 days.  But the next sentence goes on to say in (ii) that the offering may terminate earlier than when all shares are sold at the decision of the Board.  Please clarify the termination date of the offering.

<u>Risk Factors, page 6</u>

<u>Risks associated [with] our business, page 6</u>

<u>We are solely dependent upon the funds to be raised in this offering, page 6</u>

14. Please provide an estimate of the funds you may require in addition to the proceeds of this offering.  Please also discuss whether you have taken any steps to secure these additional funds.

<u>We are a development stage company, page 6</u>

15. We note your reference to new car rental companies; however, you do no appear to be involved in the business of rental cars.  Please advise or revise.  In addition, please estimate the amount of "significant losses" you expect to incur in the "foreseeable future."

<u>Use of proceeds, page 11</u>

16. Please also provide a breakdown of the use of proceeds if 25% or 75% of the offering of the offering is raised.

17. Please revise to provide some detail as to what is included in "miscellaneous expenses."  They appear to comprise a significant percentage of your total expenses listed in this section.

<u>Dilution, page 11</u>

18. Please revise your disclosure in the first and third paragraph on page 12 not to refer to your sole shareholder as "they."

Management's Discussion and Analysis or Plan of Operation, page 13

Plan of Operation, page 13

19. Your discussion under the plan of operation section does not currently describe your plan of operation.  In addition, the heading "Management's Discussion and Analysis or Plan of Operation" appears twice on page 13.  Please advise or revise.

20. Please delete one of the duplicate paragraphs on page 13 starting with "[a]fter the effectiveness of our registration statement by the Securities and Exchange Commission."

21. The second paragraph refers to your goal as to "profitably rent automobiles."  Please advise.

22. Please disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate here, and in capital resources and liquidity section.

23. We note your outlined plan of operations.  For each step in the process, please provide an outline of the cost of each step.  For instance, under "Set Up Office and Test First Units," address any costs associated with installing and testing your first GPS units on the cars of the dealerships.

Develop our Website and Distribute Promotional Material, page 13

24. We note your disclosure that you plan to enter into agreements with ADESA New Jersey and Manheim New Jersey wholesale auto auctions.  Please revise to delete references to these specific auctions and clarify in your disclosure that there is no guarantee that you will enter into agreements with other auctions or advise.

Purchase Additional GPS Units, page 14

25. We note your disclosure relating to your intent to "purchase twenty (30) GPS units" and "fifteen (20) GPS units."  Please revise this disclosure for consistency because the number of units in the parenthetical and the number immediately before the parenthetical do not match in either of the quoted sections of your registration statement.

Set Up Our Own Server, page 14

26. It appears form your disclosure that the cost to hire a company to maintain internet security is a monthly cost that should be added to your estimated costs in each of the months following month seven.  Please advise or revise.

Design and Paint Logo, Begin Onsite Installation, page 14

27. Please revise to explain why offering onsite installation will be a competitive advantage to you. In addition, please clarify if you plan to install the devices for car dealerships or for personal users.

Advertise and Buy Additional GPS Units, page 14

28. Please revise this section to include the cost of purchasing additional units or revise the subheading to delete the reference to your intent to buy additional GPS units.

Hire Sales Person and Service Person, page 14

29. Please clarify what you mean that Mr. Khorozian will devote "40% of his business time" to your operations. In this regard, we also note your disclosure on page 20 that he will devote twenty hours per week to your operations.

Results of Operations, page 15

30. Please revise this section to include the material terms of the two service contracts with used car dealers, including the terms of your compensation under these contracts. In addition, revise your disclosure on page 20 as it relates to the service contracts.

Liquidity and Capital Resources, page 15

31. We note our disclosure that after one year you may need to raise additional funds. Please quantify the amount of required funds. Please also revise to estimate your long-term liquidity needs.

Customers, page 18

32. Please explain briefly what you mean by "buy here pay here (BHPH) services" and "geofencing." In addition, please briefly describe the "starter interrupt device" you mention on page 19.

33. Please address whether or not you believe there to be any privacy concerns regarding installing these devices on purchased cars. It appears the end users of these devices are the ones that sold the cars, rather than the new owner of the car.

34. Please clarify who will be covering the cost of the cellular connection. Is it your company or the subscriber of your services?

Personal GPS Trackers, page 19

35. To the extent you discuss possible future operations, you should balance your business section disclosure with a realistic discussion of time frames and financing.  If you have no current plans to begin developing the phases of your business plan or no available financing, so state.

36. We note that you also plan to distribute personal trackers, please revise to explain if these will be the same units as those installed in the cars.  If not, please describe how these units work, include their cost and estimated sales price, and state whether you have any agreements to purchase these units.

37. If you plan to distribute personal trackers and starter interrupt devices, please update your plan of operation section to include these plans and the relevant costs or advise.

Competition, page 20

38. We note that you refer to "Service Contracts" filed as Exhibit 10.1.  However, it appears that two service contracts are filed as Exhibit 10.1 and Exhibit 10.2.  Please revise your disclosure accordingly or advise.

Revenue and Cost per Each GPS Unit, page 20

39. Please revise to clarify who will be responsible for paying $80 per unit per year of service after the first year you sell the GPS units.

40. We note your disclosure that "to stay profitable, [you] will need to increase [your] sale of GPS units."  Please revise this disclosure because you are not yet profitable and have not sold any GPS units to date.

Offices, page 20

41. Please revise to disclose whether you own or lease the office.  If you lease the office, please disclose whether you pay any rent to your officer and director.  Refer to Item 102 of Regulation S-K.

Government Regulation, page 21

42. Please summarize the material regulations, rules and directives of governmental authorities and agencies you reference.

Directors, Executive Officers, Promoter and Control Persons, page 21

43. Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that such director should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 22

44. We note that your summary compensation table description refers to your President, and Secretary and "all other executive officers." However, you appear to have only one executive officer. Please revise for consistency or advise.

45. Please discuss here what you mean by "sufficient revenues necessary to provide management salaries."

Plan of Distribution, page 24

46. Please refer to the last sentence of the third paragraph, which indicates that sales made by the Company must be made at the fixed price of $.01 until a market develops. Please revise to clarify that statement that your shares in this offering must be sold at a fixed price, as you have elsewhere in your document.

Part II

Item 13. Other Expenses of Issuance and Distribution, page 40

47. Please revise to provide an estimate of the auditor fees and expenses or clarify which figure corresponds to these fees.

Signatures, page 43

48. Please revise the language in this section to conform to the language provided in Form S-1.

Exhibit 5.1

49. Please file a dated and signed opinion.

50. We note your language in the first paragraph of the opinion that the opinion is with respect to the legality of securities "covered by a Form S-1 Registration statement … filed with the Securities and Exchange Commission on or about the date hereof." As the opinion must speak to the date of effectiveness, either delete this statement or file an updated opinion at effectiveness.

51. Please revise the last sentence of the first paragraph of the opinion to clarify that you have relied upon the representations, warranties, and documents referenced only as to factual matters.

52. Please revise to add a statement in the third paragraph of the opinion in which counsel opines that the securities were "duly authorized."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,


Susan Block
Attorney-Advisor


cc (via fax):    David M. Loev, Esq.
                 (713) 524-4122